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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 9, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Certification of DOCOMO’s Plan to Establish 3.4GHz Band Specified Base Station

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April 9, 2018

Certification of DOCOMO’s Plan to Establish 3.4GHz Band Specified Base Station

NTT DOCOMO, INC. (“the Company”) received certification for its plan to establish a 3.4GHz Band Specific Base Station on April 9, 2018 from the Minister for Internal Affairs and Communications, following the Company’s application for a plan on February 26, 2018 to establish Specified Base Stations in connection with the “Acceptance of Applications for Certification for Establishment Plans for Specified Base Stations for Diffusion of 4G Mobile Communications Systems” announced by the Ministry of Internal Affairs and Communications on January 26, 2018.

(The Company has announced its intention and application respectively in its previous releases dated December 11, 2017 entitled “DOCOMO to begin considering submitting an application for a plan to establish 1.7GHz Band and 3.4GHz Band Specified Base Stations.” and dated February 23, 2018 entitled “DOCOMO to Submit an Application for a Plan to Establish 1.7GHz Band and 3.4GHz Band Specified Base Stations”)

Based on the proposed guidelines*1 announced by the Ministry of Internal Affairs and Communications, the Company estimates that it will incur up to 31 billion yen*2 in expenses required for the migration of the licensees currently using the 3.4GHz frequency band and other required related expenses.

*1 Provision of Guidelines Concerning Establishment Plans for Specified Base Stations for Diffusion of 4G Mobile Communications Systems (Notification No. 34 of the Ministry of Internal Affairs and Communications, 2018)

*2 According to the guidelines mentioned in *1 above, the maximum possible migration cost for the 3.4GHz band is 62 billion yen. As the number of certified operators for the 3.4GHz band, including the Company, is 2 operators, the migration cost will be split equally between the 2 operators.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.